                                                 File Pursuant To Rule 424(B)(3)
                                                      Registration No. 333-74274



                               SUPPLEMENTAL NO. 2
                        DATED JULY 31, 2002 TO PROSPECTUS
                              DATED MARCH 15, 2002

         On July 25, 2002, the directors of Northwest Ethanol, LLC extended our public offering of Units from July 31, 2002 until September 30, 2002. As of July 31, 2002, we have received $1,640,000 in subscription proceeds since beginning our offering in late March.

         In addition to the favorable state legislation summarized in the Prospectus and Supplement No. 1, on May 13, 2002, the Farm Security and Rural Investment Act of 2002 became law. Under the Farm Security and Rural Investment Act, $405 million has been appropriated to help with the production, research and use of biobased products, including ethanol, for the next five years. A majority of the funds have been allocated to the Commodity Credit Corporation
(CCC) bioenergy program. This program started in 2000, and allows producers to offset part of the cost of purchasing commodities for the increased production of biofuel. The goal is to promote consumption of agricultural commodities into bioenergy, which helps support American farmers' incomes while at the same time lessening U.S. reliance on foreign energy. Under the Farm Security and Rural Investment Act, once our plant is constructed and commences operations we would be eligible to receive up to $7.5 million in the first year of operations to defray our costs of purchasing corn to produce ethanol, and possibly additional amounts in later years if our ethanol production increases from the prior year.

         Since April 30, 2002, the date of Supplement No. 1, through both James Stewart's operational expertise and increasing involvement in our project and our own ongoing due diligence, and in light of recent adverse operational developments at other ethanol plants in which Gaylor Engineering is involved, it has gradually become clear that Gaylor Engineering should not continue as our engineering professional. Our directors undertook, with Mr. Stewart's guidance, a rigorous and comprehensive interview and investigation process involving a number of other experienced engineering firms which are active in the ethanol industry, while analyzing the potential ramifications of an engineering change to our project and our financial position. We now expect to complete our negotiations and choose one of two design-build teams which are still under consideration, and negotiate an end to our relationship with Gaylor Engineering, as promptly as practicable.

         In addition, in light of the overall condition of the economy and conditions in the agricultural and energy industries specifically, attracting the necessary financing for our project has been more difficult than we anticipated, and we have nearly exhausted our available funding. In order to help us complete the transition to a new design-build team, to provide strategic planning, project development, organizational and management consulting and support and business development assistance, to negotiate strategic alliances and work with selected entities to raise the funds needed to bring our project to fruition, on July 25, 2002, we exclusively retained JJR Partners, L.L.C. JJR helps start-up ventures and businesses in transition to achieve success, and its three principals have over 70 years of executive management and business experience. Within the last year, JJR has been active in the ethanol industry, proactively seeking to use new business structures and develop new sources of funding to help the industry meet rapidly growing demand by more than doubling in size in the next few years, as is currently anticipated. For its services we will pay JJR a monthly time and expense retainer for three months, and then if we elect to continue implementation of the resulting strategic plan, we will pay
JJR: a mutually-agreeable time retainer and expenses; a business structure fee based upon the size of the ethanol plant constructed, payable (less time retainers previously paid) at the ultimate financial closing for the project, and proratable in the event we terminate the relationship prior to such closing; and a percentage participation in our profits, subject to termination as provided in the agreement. We anticipate that JJR will complete its analysis of our business plan and financial and other circumstances and present its initial recommendations to our directors within the next few weeks.

         While we choose a new design-build team, sever our relationship with Gaylor Engineering, consider JJR's recommendations and determine how best to proceed, we will update the Prospectus with any additional material information as it develops. In the meantime, we are continuing with our public offering as originally structured. Under that structure, once we have at least $12 million in escrow from our public offering of Units, and a binding written commitment or commitments for sufficient debt financing which, when added to our escrowed offering proceeds, totals at least $42 million, we will break escrow and begin construction as promptly as practicable.

         On May 15, 2002, we filed a Form 10-QSB Quarterly Report, and by September 30, 2002, we are required to file a Form 10-KSB Annual Report with the Securities and Exchange Commission which will include our audited balance sheet at June 30, 2002 and our audited statements of operations, changes in members' equity and cash flows from inception through June 30, 2002. Our Form 10-QSB is and our Form 10-KSB will then be available free of charge on our website at www.northwestethanol.com.

                  WARNING REGARDING FORWARD-LOOKING STATEMENTS

         This Supplement contains forward-looking statements involving our future performance, our expected future operations and other events, demands, commitments and uncertainties. In many cases you can identify forward-looking statements by the use of words such as "may," "will," "should," "anticipates," "believes," "expects," "plans," "future," "intends," "could," "estimate," "predict," "hope," "potential," "continue," or the negatives of these terms or other similar expressions. These forward-looking statements are based on management's beliefs and expectations and on information currently available to management, and involve numerous assumptions, risks and uncertainties. Actual results may differ materially for many reasons, including but not limited to: changes in the general state of the economy and in the agriculture and energy industries; our ability to obtain sufficient additional interim operating funds to implement any recommended revisions to our business and financing plans and successfully change design-build professionals; our ability to finalize arrangements with a new design-build team on favorable terms, and our new team's ability to promptly identify and implement any design and engineering changes deemed necessary or appropriate; our ability to terminate our relationship with Gaylor Engineering without incurring any material net additional expenses in litigation or otherwise; the uncertain terms of our eventual debt financing; possible inability to service our debt; possible need for additional capital; dependence upon our new engineer and our other advisers and business partners; risks related to our status as a start-up enterprise and anticipated losses; our dependence on hiring and retaining qualified personnel; lack of diversification of revenue sources; possible price competition; price sensitivity and hedging transactions; and risks related to changes in industry and environmental regulation. We are under no duty to update any of these forward-looking statements after the date of this Supplement to conform them to actual results or to changes in our expectations. We caution you not to put undue reliance on any forward-looking statements.